UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                   INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                   -----------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   457985208
                                   ---------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 December 13, 2005
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 17 Pages

CUSIP No. 457985208                                                Page 2 of 17

1       Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

                QUANTUM INDUSTRIAL PARTNERS LDC

2       Check the Appropriate Box If a Member of a Group (See Instructions)

                a. [ ]
                b. [X]

3       SEC Use Only

4       Source of Funds (See Instructions)

                Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [  ]

6       Citizenship or Place of Organization

                Cayman Islands


                      7         Sole Voting Power
Number of                          1,779,877
Shares
Beneficially          8         Shared Voting Power
Owned By                           0
Each
Reporting             9         Sole Dispositive Power
Person                             1,779,877
With
                      10        Shared Dispositive Power
                                   0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                1,779,877

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                [X]

13      Percent of Class Represented By Amount in Row (11)

                6.3%

14      Type of Reporting Person (See Instructions)

                OO; IV

CUSIP No. 457985208                                                Page 3 of 17

1       Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

                QIH MANAGEMENT INVESTOR, L.P.

2       Check the Appropriate Box If a Member of a Group (See Instructions)

                a. [ ]
                b. [X]

3       SEC Use Only

4       Source of Funds (See Instructions)

                Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [  ]

6       Citizenship or Place of Organization

                Delaware


                      7         Sole Voting Power
Number of                          1,779,877
Shares
Beneficially          8         Shared Voting Power
Owned By                           0
Each
Reporting             9         Sole Dispositive Power
Person                             1,779,877
With
                      10        Shared Dispositive Power
                                   0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                1,779,877

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                [X]

13      Percent of Class Represented By Amount in Row (11)

                6.3%

14      Type of Reporting Person (See Instructions)

                PN; IA

CUSIP No. 457985208                                                Page 4 of 17

1       Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

                QIH MANAGEMENT LLC

2       Check the Appropriate Box If a Member of a Group (See Instructions)

                a. [ ]
                b. [X]

3       SEC Use Only

4       Source of Funds (See Instructions)

                Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [  ]

6       Citizenship or Place of Organization

                Delaware


                      7         Sole Voting Power
Number of                          1,779,877
Shares
Beneficially          8         Shared Voting Power
Owned By                           0
Each
Reporting             9         Sole Dispositive Power
Person                             1,779,877
With
                      10        Shared Dispositive Power
                                   0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                1,779,877

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                [X]

13      Percent of Class Represented By Amount in Row (11)

                6.3%

14      Type of Reporting Person (See Instructions)

                OO

CUSIP No. 457985208                                                Page 5 of 17
1       Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

                SOROS FUND MANAGEMENT LLC

2       Check the Appropriate Box If a Member of a Group (See Instructions)

                a. [ ]
                b. [X]

3       SEC Use Only

4       Source of Funds (See Instructions)

                Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [  ]

6       Citizenship or Place of Organization

                Delaware


                      7         Sole Voting Power
Number of                          1,779,877
Shares
Beneficially          8         Shared Voting Power
Owned By                           0
Each
Reporting             9         Sole Dispositive Power
Person                             1,779,877
With
                      10        Shared Dispositive Power
                                   0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                1,779,877

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                [X]

13      Percent of Class Represented By Amount in Row (11)

                6.3%

14      Type of Reporting Person (See Instructions)

                OO; IA

CUSIP No. 457985208                                                Page 6 of 17

1       Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

                GEORGE SOROS (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group (See Instructions)

                a. [ ]
                b. [X]

3 SEC Use Only

4       Source of Funds (See Instructions)

                Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

               [  ]

6       Citizenship or Place of Organization

                United States

                      7         Sole Voting Power
Number of                          2,249,900
Shares
Beneficially          8         Shared Voting Power
Owned By                           0
Each
Reporting             9         Sole Dispositive Power
Person                             2,249,900
With
                      10        Shared Dispositive Power
                                   0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                2,249,900

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                [  ]

13      Percent of Class Represented By Amount in Row (11)

                8.0%

14      Type of Reporting Person (See Instructions)

                IA

CUSIP No. 457985208                                                Page 7 of 17

             This Amendment No. 9 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Integra LifeSciences Holdings Corporation (the "Issuer"). This Amendment No. 9 supplementally amends the initial statement on Schedule 13D, dated April 8, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 9 is being filed by the Reporting Persons to report that the number of Shares that the Reporting Persons may be deemed to beneficially own has decreased by more than one percent of the current amount of outstanding Shares, as disclosed in the Issuer's quarterly report on Form 10-Q filed on November 9, 2005. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

 Item 2. Identity and Background.

             This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

             i)   Quantum Industrial Partners LDC ("QIP");

             ii)  QIH Management Investor, L.P. ("QIHMI");

             iii) QIH Management LLC ("QIH Management");

             iv)  Soros Fund Management LLC ("SFM LLC") and

             v)   Mr. George Soros ("Mr. Soros").

             This Statement relates to Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments"). QIHMI is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC and the sole managing member of SFM Domestic Investments.

             On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel. Mr. Soros has filed an appeal at the French Cour de Cassation where the matter is currently pending. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

Item 5. Interest in Securities of the Issuer.

             According to information provided by the Issuer in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 28,050,652 as of November 4, 2005.

        (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 1,779,877 Shares (approximately 6.3% of the total number of Shares outstanding).

             (ii) Mr. Soros may be deemed the beneficial owner of 2,249,900 Shares (approximately 8.0% of the total number of Shares outstanding). This number includes (A) 1,779,877

CUSIP No. 457985208                                                Page 8 of 17

Shares held for the account of QIP and (B) 470,023 Shares held for the account of SFM Domestic Investments.

        (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP Contract) and Mr.Soros (as a result of his position with SFM LLC) may be deemed to have the sole power to direct the voting and disposition of the 1,779,877 Shares held for the account of QIP.

             (ii) Mr. Soros in his capacity as the sole managing member of SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 470,023 Shares held for the account of SFM Domestic Investments.

        (c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since November 23, 2005 (the date of filing of the Reporting Persons' last statement on Schedule
13D) by any of the Reporting Persons.

        (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

             (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

        (e) Not applicable.

CUSIP No. 457985208                                                Page 9 of 17

                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 16, 2005                     QUANTUM INDUSTRIAL PARTNERS LDC


                                             By: /s/ Jodye M. Anzalotta
                                                 ----------------------------
                                                 Jodye M. Anzalotta
                                                 Attorney-in-Fact

                                             QIH MANAGEMENT INVESTOR, L.P.

                                             By: QIH Management LLC,
                                                 its General Partner

                                             By: Soros Fund Management LLC,
                                                 its Managing Member


                                             By: /s/ Jodye M. Anzalotta
                                                 ----------------------------
                                                 Jodye M. Anzalotta
                                                 Assistant General Counsel

                                             QIH MANAGEMENT LLC

                                             By: Soros Fund Management LLC,
                                                 its Managing Member


                                             By: /s/ Jodye M. Anzalotta
                                                 ---------------------------
                                                 Jodye M. Anzalotta
                                                 Assistant General Counsel

                                             SOROS FUND MANAGEMENT LLC


                                             By: /s/ Jodye M. Anzalotta
                                                 ---------------------------
                                                 Jodye M. Anzalotta
                                                 Assistant General Counsel

                                             GEORGE SOROS


                                             By: /s/ Jodye M. Anzalotta
                                                 ---------------------------
                                                 Jodye Anzalotta
                                                 Attorney-in-Fact

                                    ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                   INTEGRA LIFESCIENCES HOLDINGS CORPORATION



                                   Date of               Nature of      Number of
For the Account of                 Transaction           Transaction    Securities   Price
------------------                 ------------          ------------   -----------  -----
-------------------------------------------------------------------------------------------
Quantum Industrial
Partners LDC/SFM Domestic          December 2, 2005         Sale           446       $36.17
Investments LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale           100       $36.18
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale           304       $36.19
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale           200       $36.20
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale           100       $36.21
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale           520       $36.22
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale         1,088       $36.23
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale            33       $36.24
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale         1,798       $36.25
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale         1,200       $36.26
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale         2,740       $36.27
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale         5,055       $36.28
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale         2,610       $36.29
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale        15,452       $36.30
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale           554       $36.31
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale         1,067       $36.32
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------

                                 Page 11 of 17

                                   Date of               Nature of      Number of
For the Account of                 Transaction           Transaction    Securities   Price
------------------                 ------------          ------------   -----------  -----
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale         1,862       $36.33
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale         3,094       $36.34
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale           100       $36.35
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale            77       $36.37
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale           133       $36.41
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale           867       $36.52
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 2, 2005         Sale           600       $36.63
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale         1,219       $36.15
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale         1,690       $36.16
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale         3,174       $36.17
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale           774       $36.18
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale           600       $36.19
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale        17,178       $36.20
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale         7,842       $36.21
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale           497       $36.22
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale         1,500       $36.24
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale         1,050       $36.25
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale           126       $36.27
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale         4,574       $36.28
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------

                                 Page 12 of 17

                                   Date of               Nature of      Number of
For the Account of                 Transaction           Transaction    Securities   Price
------------------                 ------------          ------------   -----------  -----
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale         2,641       $36.29
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale         8,741       $36.30
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale         1,426       $36.31
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale           100       $36.32
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale         2,119       $36.35
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale           505       $36.36
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale           105       $36.37
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale           400       $36.38
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale           200       $36.39
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale         8,869       $36.40
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale         1,662       $36.41
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale             8       $36.42
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale           290       $36.44
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 5, 2005         Sale            10       $36.47
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           919       $35.90
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale         4,439       $36.00
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           800       $36.01
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           800       $36.02
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale            81       $36.03
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           390       $36.05
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------

                                 Page 13 of 17

                                   Date of               Nature of      Number of
For the Account of                 Transaction           Transaction    Securities   Price
------------------                 ------------          ------------   -----------  -----
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale         1,751       $36.06
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale         1,310       $36.07
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale         1,200       $36.08
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           835       $36.09
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           303       $36.10
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           643       $36.11
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           100       $36.12
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           432       $36.13
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           380       $36.14
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale         5,800       $36.15
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale         4,488       $36.16
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale         3,924       $36.17
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale         1,767       $36.18
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           500       $36.19
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           400       $36.20
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           138       $36.21
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           300       $36.22
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           250       $36.23
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale         1,000       $36.24
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           800       $36.25
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------

                                 Page 14 of 17

                                   Date of               Nature of      Number of
For the Account of                 Transaction           Transaction    Securities   Price
------------------                 ------------          ------------   -----------  -----
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           100       $36.26
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           100       $36.27
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           100       $36.29
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           489       $36.30
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           450       $36.32
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           211       $36.33
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           150       $36.35
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           200       $36.39
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           350       $36.40
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 6, 2005         Sale           100       $36.41
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 8, 2005         Sale           100       $36.00
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 12, 2005        Sale        31,347       $36.00
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 12, 2005        Sale         1,574       $36.01
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 12, 2005        Sale        20,408       $36.02
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 12, 2005        Sale        11,968       $36.03
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 12, 2005        Sale         7,600       $36.04
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 12, 2005        Sale         6,767       $36.05
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 12, 2005        Sale         8,936       $36.06
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 12, 2005        Sale           200       $36.07
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------

                                 Page 15 of 17

                                   Date of               Nature of      Number of
For the Account of                 Transaction           Transaction    Securities   Price
------------------                 ------------          ------------   -----------  -----
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 12, 2005        Sale         1,200       $36.08
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale        46,600       $36.00
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         9,600       $36.01
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         1,743       $36.02
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         1,400       $36.03
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale           951       $36.04
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         4,396       $36.05
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale           500       $36.06
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale           649       $36.07
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         6,500       $36.08
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         7,400       $36.09
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         1,274       $36.10
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         3,543       $36.11
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         3,001       $36.12
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale           800       $36.13
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         7,667       $36.14
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         6,542       $36.15
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         3,096       $36.16
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         5,464       $36.17
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         1,837       $36.18
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------

                                 Page 16 of 17

                                   Date of               Nature of      Number of
For the Account of                 Transaction           Transaction    Securities   Price
------------------                 ------------          ------------   -----------  -----
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         1,200       $36.19
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale           800       $36.20
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale           226       $36.21
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale           340       $36.22
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale           400       $36.23
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         1,385       $36.24
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale        40,248       $36.25
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale        11,445       $36.26
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale           115       $36.27
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         9,189       $36.28
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale        16,411       $36.29
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         1,600       $36.30
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         1,500       $36.32
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale         2,878       $36.33
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale           200       $36.34
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 13, 2005        Sale           100       $36.35
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 14, 2005        Sale        38,487       $36.00
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 14, 2005        Sale           700       $36.01
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------

                                 Page 17 of 17

                                   Date of               Nature of      Number of
For the Account of                 Transaction           Transaction    Securities   Price
------------------                 ------------          ------------   -----------  -----
-------------------------------------------------------------------------------------------
Quantum Industrial Partners        December 14, 2005        Sale         1,813       $36.02
LDC/SFM Domestic Investments
LLC /1/
-------------------------------------------------------------------------------------------

------------------
/1/ For each of these transactions, approximately 79.11% of the shares of common stock, par value $0.01 per share ("Shares"), sold were allocated from the account of Quantum Industrial Partners LDC and 20.89% of the Shares were allocated from the account of SFM Domestic Investments LLC. For all of these transactions an aggregate of 376,089 Shares were sold by QIP and 99,311 Shares were sold by SFM Domestic Investments.